October 17, 2012	Erika L. Robinson

VIA EDGAR SUBMISSION	+1 202 663 6402(t) +1 202 663 6363(f) erika.robinson@wilmerhale.com

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Paul Monsour

Re:	The WhiteWave Foods Company
Registration Statement on Form S-1
File Number 333-183112

Ladies and Gentlemen:

On behalf of The WhiteWave Foods Company (the “Company”), submitted herewith for filing is Amendment No. 3 (“Amendment No. 3”) to the Registration Statement referenced above (the “Registration Statement”).

Amendment No. 3 is being filed in response to comments contained in the letter dated October 16, 2012 from H. Roger Schwall of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Gregg L. Engles, the Company’s Chief Executive Officer. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments and the headings used in the Staff’s letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 3.

On behalf of the Company, we advise you as follows:

General

1.	We note that you submitted an amended confidential treatment request on October 15, 2012. We will issue in a separate letter any comments related to such amended request.

Response: The Company acknowledges the Staff’s comment.

Industry and Market Data, page 2

2.

We note your new disclosure that statements in your prospectus regarding the rank of the product launches of specified products are based on data that does not account for certain major retailers with whom you do business, as information from such retailers for such data regarding the rank of product launches was not historically available. We also note that with respect to similar language in your prospectus regarding statements about your competitive position and category

Wilmer Cutler Pickering Hale and Dorr LLP, 1875 Pennsylvania Avenue NW, Washington, DC 20006

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Securities and Exchange Commission

October 17, 2012

size, growth and share in the United States, you stated that you believe that such data are reasonable approximations, and you have no reason to believe that the inclusion of additional retailers in the data collection process would materially change the conclusions that you have drawn from these data. Please tell us why you have not included a similar statement regarding your belief with respect to whether inclusion of additional major retailers in the data would materially change the conclusions that you have drawn from the data regarding the rank of the product launches of the specified products.

Response: The Registration Statement has been amended in response to this comment. See page 2 of Amendment No. 3.

Risk Factors, page 21

3.	We note that Dean Foods has announced that it has decided to explore a transaction that may result in the sale of its Morningstar business. Please revise your filing to disclose any related risks to you that are material. For example, we note your commercial agreements with Morningstar Foods, LLC.

Response: The Registration Statement has been amended in response to this comment. See page 24 of Amendment No. 3.

Certain Relationships and Related Party Transactions, page 146

4.	We note your disclosure that certain of your agreements with subsidiaries of Dean Foods reflect pricing that you believe to be “arm’s length.” Please revise your disclosure to clarify your meaning of such term in this context, given the relationships among the parties to the agreements.

Response: The Registration Statement has been amended in response to this comment. See pages 160 and 161 of

                  Amendment No. 3.

Description of Capital Stock, page 166

Choice of Forum, page 172

5.	We note that the provision in your form of amended and restated certification of incorporation filed as Exhibit 3.3 related to choice of forum provides for an exclusive forum for any claim related to any wrongdoing by any director, officer, employee or agent of the corporation to the corporation or its stockholders. However, such provision is not disclosed in your prospectus. Please revise your prospectus to include such disclosure.

Response: The Registration Statement has been amended in response to this comment. See page 173 of Amendment No. 3.

Securities and Exchange Commission

October 17, 2012

Financial Statements

WWF Operating Company

Condensed Consolidated Balance Sheets, page F-45

6.	Please classify the pro forma long-term debt in to its short-term and long-term components. In this regard, we note on page 164 that there is a 5% required amortization repayment in year 1. Please make a conforming change in your unaudited pro forma condensed consolidated balance sheet on page 55.

Response: The Registration Statement has been revised in response to this comment to include disclosure that upon completion of this offering, the Company will contribute up to $282 million of net proceeds from the Company’s initial public offering and substantially all of the net proceeds of the Company’s initial borrowing under its senior secured credit facilities (which includes the $15 million current portion) in satisfaction of $1.155 billion aggregate principal amount of outstanding intercompany notes owed by WWF Operating Company to Dean Foods.

The Company wishes to advise the Staff that it has revised the unaudited pro forma condensed consolidated balance sheet to reflect the short-term and long-term components of the expected initial borrowing under our senior secured credit facilities.

See pages 56 and F-67 of Amendment No. 3.

Condensed Consolidated Statements of Operations, pages F-7 and F-46

7.	We note your response to prior comment 12 indicating that the contribution transaction will not occur until after the effectiveness of the registration statement. The contribution by Dean Foods to you of the capital stock of WWF Operating Company is a reorganization of entities under common control. Please note that we typically require pro forma presentation for all periods for a reorganization of entities under common control when a registration statement includes financial statements that do not yet reflect the reorganization. Based upon this requirement and the guidance in SAB Topic 4:C, please provide pro forma earnings per share for all periods presented based upon historical net income and the weighted average shares of common stock outstanding post contribution, which presentation would be incremental to the 2011 and 2012 pro forma net income per share provided to satisfy SAB Topic 1:B.3.

Response: The Registration Statement has been revised to include pro forma basic and diluted net income per share in the WWF Operating Company historical financial statements for the years ended December 31, 2010 and 2009 and for the six months ended June 30, 2011. See pages F-7, F-44, F-46 and F-67 of Amendment No. 3.

Securities and Exchange Commission

October 17, 2012

Exhibits

8.	Please ensure that you have filed all schedules and exhibits to the agreements that you have filed as exhibits to your registration statement. As examples only, we note that you have not filed the schedules to the form of separation and distribution agreement and the form of transition services agreement.

Response: The Company notes that the only agreement filed as an exhibit to Amendment No. 3 is the Credit Agreement (Exhibit 10.33), the schedules and exhibits to which have also been filed.

Of the remaining agreements that have previously been filed as exhibits to the Registration Statement:

•	Exhibits 10.5, 10.9, 10.11 through 10.32 and 10.34 have no schedules or exhibits;

•	Exhibits 10.6, 10.7, 10.8 and 10.10 include schedules that remain subject to the Company’s request for confidential treatment;

•	The Tax Matters Agreement (Exhibit 10.3) is expected to be revised and refiled to eliminate its Exhibit; and

•	Exhibits 10.1, 10.2 and 10.4 will have schedules and exhibits, which are presently being developed and will be filed when complete. The timing of completion is not presently determinable.

To the extent that the Company is able to prepare these schedules and exhibits prior to effectiveness of the Registration Statement, it will refile those forms of agreements with the completed schedules and exhibits. To the extent that the Company finalizes the schedules or exhibits after pricing, the Company will include the final, executed agreements with all schedules and exhibits with its Form 10-Q for the quarter ended September 30, 2012.

Exhibits 10.7 and 10.30

9.	Please revise your disclosure to describe generally the payment obligations of WWF Operating Company in the event that it fails to meet minimum volume requirements under the manufacturing agreement with Morning Star and the supply agreement with Suiza Dairy Group, LLC and Dean Dairy Holdings, LLC.

Response: The Registration Statement has been amended in response to this comment. See page 161 of Amendment No. 3.

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Securities and Exchange Commission

October 17, 2012

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (202) 663-6402 or facsimile at (202) 663-6363. Thank you for your assistance.

Very truly yours,

/s/ Erika L. Robinson

Erika L. Robinson

cc:	Gregg L. Engles, Chief Executive Officer

Kelly J. Haecker, Chief Financial Officer

Roger E. Theodoredis, Executive Vice President, General Counsel

Rachel A. Gonzalez, Senior Vice President and Deputy General Counsel, Dean Foods Company